UNITED STATES
SECURITIES AND EXCHANGE CO[MMISSION]
Washington, D.C. 20549

02003915

October 31, 2001
average burden
response..... 12.00

CM

ANNUAL AUDITED RE[PORT]
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/17/02 FV

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

RECD S.E.C.
MAR 01 2002
535

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SECURITIES SERVICE NETWORK, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 TECHNOLOGY DRIVE, SUITE 1
(No. and Street)

KNOXVILLE	TN	37932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL D. HOLLINGSWORTH, PRESIDENT — (865) 777-4677
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY, BEKAERT & HOLLAND, L.L.P.
(Name — *if individual, state last, first, middle name*)

P. O. BOX 788	KNOXVILLE	TN	37901
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

3/15/02
SS

OATH OR AFFIRMATION

I, CARL D. HOLLINGSWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES SERVICE NETWORK, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Carl D Hollingsworth
Signature

PRESIDENT
Title

Notary Public

MY COMMISSION EXPIRES: 9-12-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~[illegible]~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Contents

	Page
Independent Auditors' Report	1
Consolidated Statements of Financial Condition	2
Consolidated Statements of Income and Comprehensive Income	3
Consolidated Statements of Cash Flows	4
Consolidated Statements of Changes in Stockholder's Equity	5
Consolidated Statements of Changes in Liabilities Subordinated to Claims of Creditors	6
Notes to Consolidated Financial Statements	7-10
Accompanying Information	
Independent Auditors' Report on Accompanying Information Required by SEC Rule 17a-5	11
Schedule 1 - Consolidated Operating Expenses	12
Schedule 2 - Computation of Net Capital Under Rule 15c3-1	13
Schedule 3 - Reconciliation of Audited Net Capital to Original Filing	14
Schedule 4 - Information Relating to Reserve Requirements Under Rule 15c3-3	15
Schedule 5 - Information Relating to Possession or Control Requirements Under Rule 15c3-3	16
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	17-18

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statements of financial condition of Securities Service Network, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Knoxville, Tennessee
February 1, 2002

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets		
Cash	$ 1,442,230	$ 565,752
Investments in money markets	3,704,510	4,734,945
Cash deposited with clearing agent	100,000	100,000
Cash and cash equivalents	5,246,740	5,400,697
Accounts receivable, net of allowance for doubtful accounts of $80,000	984,670	747,719
Advances to related parties	-	28,534
Interest and dividends receivable	-	3,578
Investments in marketable securities	265,864	244,002
Prepaid expenses	119,480	151,798
Total current assets	6,616,754	6,576,328
Deferred income tax benefit	65,000	69,300
Deposits	18,750	18,750
Long-term investments	122,900	122,900
Other assets	-	5,000
	$ 6,823,404	$ 6,792,278

Liabilities and Stockholder's Equity

	2001	2000
Current liabilities		
Accounts payable	$ 615,419	$ 418,655
Accounts payable - related parties	153,368	41,039
Accounts payable - clearing firms	129,783	143,195
Commissions payable	1,732,955	1,758,504
Accrued expenses	1,193,249	1,329,281
Accrued income taxes	338	14,742
Deferred income	244,122	180,554
Clearing deposits	30,918	44,652
Total current liabilities	4,100,152	3,930,622
Stockholder's equity		
Common stock (no par value). Authorized 2,000 shares; issued and outstanding 1,000 shares	6,000	6,000
Retained earnings	3,130,944	3,291,211
Accumulated other comprehensive income (loss)	(413,692)	(435,555)
Total stockholder's equity	2,723,252	2,861,656
	$ 6,823,404	$ 6,792,278

See notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commission income	$ 39,936,735	$ 51,658,412
Advisory service fees	4,462,780	3,839,295
Securities transaction fees	3,270,709	4,514,180
Conference income	587,099	445,298
Registered representative fees	2,108,779	1,791,617
Miscellaneous income	494,353	685,680
Total revenues	50,860,455	62,934,482
Direct costs		
Commission expense	38,535,640	50,110,283
Advisory service fees expense	4,451,853	3,818,286
Conference expense	472,754	228,194
Trade desk expense	1,357,295	1,800,097
Total direct costs	44,817,542	55,956,860
Gross profit	6,042,913	6,977,622
Operating expenses	4,804,319	5,107,808
Operating income	1,238,594	1,869,814
Other income (expense)		
Interest expense	(1,343)	(33)
Realized loss on sale of marketable securities	-	(42,348)
Miscellaneous income	775	752
Interest income	71,809	57,574
Dividend income	116,711	235,821
Other income - net	187,952	251,766
Income before income taxes	1,426,546	2,121,580
Income taxes		
Current expense	82,513	119,000
Deferred benefit	4,300	(19,500)
Total income taxes	86,813	99,500
Net income	1,339,733	2,022,080
Other comprehensive income		
Unrealized gain (loss) on investments	21,863	(449,055)
Comprehensive income	$ 1,361,596	$ 1,573,025

See notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 1,339,733	$ 2,022,080
Adjustments to reconcile net income to net cash provided by operating activities		
Realized loss on sale of marketable securities	-	42,348
Decrease (increase) in accounts receivable and advances	(208,416)	1,335,953
Decrease (increase) in interest and dividends receivable	3,578	(3,578)
Decrease (increase) in prepaid expenses	32,318	(50,183)
Decrease (increase) in deferred taxes	4,300	(19,500)
Decrease in deposits	-	5,949
Decrease in other assets	5,000	-
Increase in accounts payable and accrued expenses	159,649	299,018
Decrease in commissions payable	(25,549)	(1,016,774)
Increase (decrease) in deferred income	63,568	(163,444)
Decrease in accrued income taxes	(14,404)	(13,779)
Increase (decrease) in clearing deposits payable	(13,734)	15,731
Net cash provided by operating activities	1,346,043	2,453,821
Cash flows used in investing activities		
Purchase of marketable securities	-	(776,825)
Proceeds from sales of marketable securities	-	316,489
Net cash used in investing activities	-	(460,336)
Cash flows used in financing activities		
Dividend paid	(1,500,000)	(1,700,000)
Net increase in cash and cash equivalents	(153,957)	293,485
Cash and cash equivalents at beginning of year	5,400,697	5,107,212
Cash and cash equivalents at end of year	$ 5,246,740	$ 5,400,697

See notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholder's Equity
For the years ended December 31, 2001 and 2000

	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1999	$ 6,000	$ 2,969,131	$ 13,500	$ 2,988,631
Dividends paid	-	(1,700,000)	-	(1,700,000)
Net income	-	2,022,080	-	2,022,080
Unrealized loss on investments	-	-	(449,055)	(449,055)
Balance at December 31, 2000	6,000	3,291,211	(435,555)	2,861,656
Dividends paid	-	(1,500,000)	-	(1,500,000)
Net income	-	1,339,733	-	1,339,733
Unrealized gain on investments	-	-	21,863	21,863
Balance at December 31, 2001	$ 6,000	$ 3,130,944	$ (413,692)	$ 2,723,252

See notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Liabilities Subordinated to Claims of Creditors
For the years ended December 31, 2001 and 2000

There were no liabilities subordinated to general creditors for the years ended December 31, 2001 and 2000, and there were no changes in liabilities subordinated to general creditors for the years then ended.

See notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000

Note 1 - Summary of significant accounting policies

The consolidated financial statements include the accounts of the Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, and Network Agency, a Tennessee state company. All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of National Association of Securities Dealers, Inc. (NASD). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE).

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses. Substantially all revenue recorded by the Company from commissions is passed on to the registered representatives, resulting in an offsetting commission expense of equivalent value.

The Company grants credit to its customers, substantially all of who are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

- Deferred income - Amounts recorded as deferred income reflect prepaid fees received from representatives, marketing support and conference fees paid in advance.

- Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

- Income taxes - Deferred income taxes are recognized for temporary differences between the income tax basis and financial statement basis of assets and liabilities. Such taxes reported resulted from a temporary difference due to a change in the allowance for doubtful accounts and from accrued expenses not deductible for tax purposes. In 1997, the Company elected to be treated as an S-Corporation for federal income tax purposes. This election also included changing the Company's year-end from January 31 to December 31.

- Advertising - Advertising costs are expensed as incurred and amounted to $103,277 in 2001 and $73,106 in 2000.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2001 and 2000

Note 1 - Summary of significant accounting policies (continued)

- Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Cash balances

The Company has maintained its cash balances in one financial institution located in Knoxville, Tennessee. The Federal Deposit Insurance Corporation (FDIC) insures these balances up to $100,000. Deposits in this institution exceeded FDIC coverage by $252,957 at December 31, 2001 and $297,241 at December 31, 2000. The Company also maintains a sweep account backed by U. S. government securities at the same financial institution. The Company also had $651,835 at December 31, 2001 and $625,807 at December 31, 2000 deposited in a money market investment account that is insured up to $500,000. Another money market account had $1,406,544 at December 31, 2001 and $1,873,627 at December 31, 2000 in cash and money market fund that is insured up to $500,000 with an insurance policy to cover the remaining investments. In addition, the Company carries an additional account that had $1,746,132 at December 31, 2001 and $2,335,511 at December 31, 2000 in cash and money market fund that is insured up to $100 million.

Note 3 - Investments

Investments in marketable securities consist of U. S. corporate equity securities and are classified as available for sale. The securities are reported at fair value based on quoted market prices with net unrealized gains or losses reported as a component of other comprehensive income. At December 31, 2001 and 2000, the fair value of these securities was $265,864 and $244,002, respectively, and their cost was $679,556 and $679,556, respectively. Realized losses were $0 in 2001 and $42,348 in 2000.

The Company has long-term U. S. equity investments that are not readily marketable and that are carried at cost. The carrying amount of these investments was $122,900 at December 31, 2001 and 2000.

Note 4 - Related party transactions

The Company engages in various transactions with its sole stockholder and other business entities controlled by the sole stockholder. Amounts due from or to those related businesses are shown as "accounts payable - related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

The Company also paid Renaissance Capital Corporation, a corporation controlled by the Company's sole shareholder, $48,000 for equipment rental and $129,000 for management services in 2001 and 2000.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. The Company's net capital was $2,077,358 at December 31, 2001 and $2,143,923 at December 31, 2000 and exceeded the capital requirement by $1,805,193 at December 31, 2001 and $1,881,881 at December 31, 2000. The net capital position stated above is for the Parent entity. Only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.97 to 1 at December 31, 2001 and 1.83 to 1 at December 31, 2000. The minimum net capital requirements may restrict the payment of dividends.

Note 6 - Income taxes

Deferred income tax benefits are provided for the tax effect of the allowance for doubtful accounts and reserve for legal expenses and settlements. Because of the nature of the asset and liability giving rise to the deferred tax benefit, no valuation allowance has been provided. The deferred income tax benefit only represents the state tax benefit since the Company no longer pays federal income taxes. Income is now taxed to the Company's sole shareholder. If the Company had been taxable as a C-Corporation, federal income tax expense would have been $312,401 in 2001 and $640,633 in 2000.

Note 7 - Contingencies

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2001, the Company had eight pending claims and potential arbitrations alleging violations of NASD rules including, but not limited to, unauthorized trading, suitability of investments, churning, failure to supervise, breach of fiduciary duty, fraud and negligence. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's financial statements. The Company became self-insured for any potential losses sustained for any activities after August 31, 2000. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage is adequate to cover all losses.

Note 8 - Supplemental cash flow information

Income taxes paid amounted to $127,713 in 2001 and $133,463 in 2000.

Note 9 - Employee retirement plan

The Company established a 401(k) retirement plan for all employees who were employed on the plan's effective date of April 1, 1996. For all other plan years an employee must have completed one year of employment and be at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan in an amount up to 15% of their compensation. The fund's earnings from these contributions are tax-deferred.

The employer's matching contributions are calculated at up to 6% of the employee's compensation and are contributed to the fund on an annual basis. Employer discretionary matching contributions were $67,676 in 2001 and $52,222 in 2000.

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. In the initial year, twelve units were awarded to participants in the plan. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive compensation based on dividend payments. The Company accrued $42,759 in compensation related to dividends declared in 2001 and payable in 2002 and $62,122 in compensation related to dividends declared in 2000 and payable in 2001. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

Note 10 - Operating lease commitment

On July 23, 1999, the Company entered into operating lease agreements for its new office space. As of December 31, 2001, future minimum rental payments under the operating leases, which expire November 30, 2004, amounted to the following:

2002	$225,000
2003	225,000
2004	206,250
	$656,250

Total rental expense amounted to $233,352 in 2001 and $178,550 in 2000.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated financial statements of Securities Service Network, Inc. and Subsidiaries as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 1, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 12 through 16 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Knoxville, Tennessee
February 1, 2002

Schedule 1

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Operating Expenses
For the years ended December 31, 2001 and 2000

	2001	2000
Advertising	$ 5,119	$ 7,175
Advisory council	18,697	7,066
Bad debts	67,771	167,285
Computer expense	3,554	3,554
Consulting and software support	2,489	6,869
Contributions	450	2,000
Dues and subscriptions	6,562	7,211
Education	42,642	28,771
Equipment rental	75,533	75,356
Insurance	330,158	387,249
Legal	519,125	663,879
Management fees	129,000	129,000
Miscellaneous	18,637	16,608
Office supplies and expense	202,084	263,169
Professional fees	39,506	24,899
Recruiting	108,625	101,889
Repairs and maintenance	25,027	26,865
Regulatory and registration fees	279,521	309,845
Rent	233,352	178,550
Salaries, wages and other compensation	2,357,992	2,346,068
Supplies - other	3,179	4,236
Taxes and licenses	177,793	170,656
Telephone and utilities	68,885	80,467
Travel and entertainment	88,618	99,141
	$ 4,804,319	$ 5,107,808

Schedule 2

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Total stockholder's equity	$ 2,740,938
Deductions (non-allowable assets and adjustments)	
Other assets and prepaid expenses	215,130
Petty cash	200
Securities not readily marketable	122,900
Unsecured accounts receivable	157,319
	495,549
Net capital before haircuts on securities positions	2,245,389
Haircuts on securities	168,032
Net capital	$ 2,077,357
Total liabilities	$ 4,082,485
Total aggregate indebtedness	$ 4,082,485
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 272,166
Excess net capital	1,805,191
Net capital	$ 2,077,357
Ratio of aggregate indebtedness to net capital	1.97 to 1

Schedule 3

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Reconciliation of Audited Net Capital to Original Filing
December 31, 2001

There are no material differences between the audited net capital and that computed by Securities Service Network, Inc. and included in the Company's unaudited Part II Focus Report filing as of December 31, 2001.

Schedule 4

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Information Relating to Reserve Requirements Under Rule 15c3-3
December 31, 2001

Securities Service Network, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

Schedule 5

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2001

Securities Service Network, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Securities Service Network, Inc. for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cherry, Bekaert & Holland, L.L.P.

Knoxville, Tennessee
February 1, 2002

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Financial Statements, Accompanying
Information and Other Special Reports
for the years ended December 31, 2001 and 2000